Exhibit 99.1

Luxembourg, July 27, 2026 – SES, a leading space solutions company, issued the following statement following the U.S. Federal Communications Commission approval of the Upper C-band Report & Order that makes 160 megahertz of the Upper C-band available in the contiguous United States for flexible-use, next-generation terrestrial wireless services via a system of competitive bidding. The required auction of the Upper C-band will be completed no later than July 2027, with spectrum clearing deadlines in 2030 and 2031. Gross incentive payments of approximately $5.6 billion to SES are contingent on spectrum clearing within the transition deadlines. The Order also confirms reimbursement of reasonable and necessary Upper C-band transition costs as approved by the clearinghouse.

SES CEO Adel Al-Saleh Commented:

“We commend Chairman Carr and the FCC staff for their diligence, speed, and hard work. We remain fully committed to working cooperatively with the FCC and all stakeholders as the process progresses. We are pleased that the incentive payments appropriately recognize the critical role SES will play in repurposing 160 MHz of Upper C-band spectrum for next-generation terrestrial wireless services, while ensuring C-band customers continue to receive substantially the same service. SES also appreciates the improved reimbursement process, which should support timely execution, minimize finance expenses, and help our partners move quickly. SES stands ready to support its customers and execute the transition plan.”

For further information please contact:

SES Communications

SES.Press@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

Forward-looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements we make regarding the Upper C-band transition process. Forward-looking statements can be identified by words such as “believe,” “enable,” “expect,” “will,” and “continue.”

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict. Factors that might cause such a difference include those discussed in our filings with the U.S. Securities and Exchange Commission, including our Form 20-F, such as risks relating to the FCC’s current Upper C-Band proceeding, which could impact the value of the contingent value rights (“CVRs”); difficulties determining the value of the CVRs; our ability to clear the spectrum in a timely manner to achieve the incentive payments set forth in the Report & Order; certain transition costs may not ultimately be approved for reimbursement; and our ability to comply with extensive regulation and regulatory changes. The forward-looking statements included in this press release are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.